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                                                                    EXHIBIT 99.1


                             FOR IMMEDIATE RELEASE

ICAHN DETERMINES TO PROCEED WITH VISX DUE DILIGENCE; DISCONTINUES PROXY CONTEST

New York, New York   May 1, 2001.   Carl C. Icahn today announced that he would
proceed with due diligence efforts for VISX. Mr. Icahn stated, "As a result of my most recent conversations with the financial advisors for VISX, I am satisfied that the company has a sincere interest in a sale at $32 per share and that a merger structure should be workable. As a result, although management has not taken all of the steps that I have requested, the posture of VISX is such that it makes sense to undertake due diligence efforts."

Mr. Icahn stated, "I believe that management's position regarding a potential sale of VISX has been significantly influenced by the actions I have taken in conducting the proxy contest." Mr. Icahn noted that "VISX has taken a number of steps to assure potential buyers that a $32 per share all cash offer would be welcomed" and that following his conversations with several significant shareholders, he believes that there is no longer a reason for a proxy contest given management's significant shift toward his position. "In my view," Mr. Icahn said, "VISX is a company with significant potential and I am looking forward to proceeding with due diligence, alone or together with others."



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                    Contact: Susan Gordon at (212) 702-4309.

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